Worthy Wealth Senior Living, Inc.

11175 Cicero Dr., Suite 100

Alpharetta, GA 30022

(678) 646-6791

April 30, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attn:	Pearlyne Paulemon, Staff Attorney

Re:	Worthy Wealth Senior Living, Inc. (the “Company”)
Offering Statement on Form 1-A
File No. 024-12578

Ladies and Gentlemen:

The Company respectfully requests that the aforementioned Offering Statement be qualified on May 2, 2025 at 9:00 a.m. or as soon thereafter as possible.

Thank you.

/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer

Cc: Clint J. Gage, Esq.